Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Macrovision Solutions Corporation:

We consent to the use of our reports dated February 26, 2008, with respect to the consolidated balance sheets of Macrovision Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007.

Our report on the consolidated financial statements dated February 26, 2008 refers to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007, and the adoption of Statement of Financial Accounting Standard No. 123(R), Share-Based Payment, on January 1, 2006.

/s/ KPMG LLP

Mountain View, California

July 22, 2008